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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of   January 2009

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada V6C 1H2
(Address of principal executive offices)

1. Notice of Meeting and Record Date, dated 1/16/2009

Indicate by check mark whether the Registrant files annual reports under cover
of Form 20-F or Form 40-F.
                        Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):   ____

Indicate by check mark whether the Registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
                        Yes ___   No xxx



Suite 720 - 789 West Pender St.
Vancouver, BC V6C 1H2
Phone: 604-682-4418
Fax: 604-669-0384

Reply Attention of:	Dayna Caouette
Direct Phone:	604.682.4418
Direct Fax:	604.669.0384
E-mail:	dayna@pedimentexploration.com
Date:	January 16, 2009

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission

Attention: Statutory Filings Department

Dear Sirs/Mesdames:

Re: Notice of Record Date Under National Instrument 54-101

In accordance with National Instrument 54-101, we hereby give you notice of a meeting of the shareholders for the under-mentioned issuer:

Issuer:	Pediment Exploration Ltd.
Security Description:	Common shares
CUSIP #:	70532U103
Meeting Type:	Annual General
Record Date for Notice & Voting:	Wednesday, February 11, 2009
Beneficial ownership determination date:	Wednesday, February 11, 2009
Meeting Date:	Friday, March 20, 2009

Yours truly,

Pediment Exploration Ltd.

"Dayna Caouette"

Dayna Caouette

Copy to TSX Venture Exchange; Securities Commissions for each of: Saskatchewan, Manitoba, Ontario, Nova Scotia and Newfoundland; Registrar of Securities for each of: Prince Edward Island, Government of the Yukon Territory and Nunavut Territory; Office of the Administrator - New Brunswick; Securities Registry - Government of the Northwest Territories; Autorité des marchés financiers

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 000-52509
(Registrant)

Date: January 27, 2008   By /s/ Gary Freeman
                                 Gary Freeman, President/CEO/Director